

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2017

Mail Stop 4631

<u>Via E-mail</u>
Robert M. Fortwangler
Chief Financial Officer
Calgon Carbon Corporation
3000 GSK Drive
Moon Township, PA 15108

> **Re: Calgon Carbon Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 1-10776**

Dear Mr. Fortwangler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2016</u>

<u>Financial Statements</u>

<u>Report of Management, page 42</u>

<u>Management's Annual Report on Internal Control over Financial Reporting, page 42</u>

1.   We note that you identified a material weakness related to revenue recognition at December 31, 2016. Please provide us with a comprehensive discussion of the actual control deficiency and the nature of the material weakness, including when the material weakness first began, how you discovered the control deficiencies that led to the material weakness and whether the material weakness resulted in the identification of any accounting errors.

In this regard, tell us the impact the material weakness had on your current and historical financial statements. To the extent you recorded any adjustments related to the material weakness in the fourth quarter, please quantify those amounts.

If you concluded that you did not have any errors, please tell us what you did differently in the fourth quarter that enabled you to detect the deficiencies given your prior disclosures in your Form 10-Qs during the fiscal year 2016 that there had been no material changes in internal control over financial reporting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3854 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction